UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Planet Payment, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

U72603118

(CUSIP Number of Class of Securities)

David R. Fishkin

Vice President, Corporate Counsel and Secretary

Planet Payment, Inc.

670 Long Beach Blvd.

Long Beach, NY 11561

(516) 670-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Joanne R. Soslow, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

(215) 963-5000

Calculation of Filing Fees

Transaction valuation*	Amount of filing fee*
N/A	N/A

*  Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On March 10, 2016, Planet Payment, Inc. (“Planet Payment” or the “Company”) (NASDAQ: PLPM) announced that it intends to commence a modified “Dutch auction” tender offer to purchase for cash its outstanding shares of common stock for an aggregate purchase price of no more than $15 million.  The tender offer was approved by the Board of Directors on March 9, 2016.  The Company intends to commence the tender offer as soon as reasonably practicable and the tender offer will remain open for at least twenty business days following the date of the commencement of the tender offer.  A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

The press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The offer will be made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented.  Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO once it is filed with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information.  Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from Georgeson, the information agent for the tender offer, by telephone at: (866) 628-6079 (toll-free), or in writing to: 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310.

Item 12                  Exhibits.

Exhibit Number	Exhibit Description

99.1	Press Release, dated March 10, 2016